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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 16)

                              ATLANTIC REALTY TRUST

                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   048798-10-2
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                                 (CUSIP Number)

                                  MILTON COOPER
                            KIMCO REALTY CORPORATION
                             3333 NEW HYDE PARK ROAD
                          NEW HYDE PARK, NY 11042-0020
                                 (516) 869-9000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 5, 2005
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                               (Page 1 of 8 Pages)
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

CUSIP No. 048798-10-2                                          Page 2 of 7 Pages


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kimco Realty Corporation

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                        [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
------------------- ------------------------------------------------------------
    Number of   |         |  7.  SOLE VOTING POWER
      Shares    |         |       355,498
                ----------------------------------------------------------------
   Beneficially |         |  8.  SHARED VOTING POWER
     Owned By   |         |      962,289
                ---------------------------------------------------------------
       Each     |         |  9.  SOLE DISPOSITIVE POWER
    Reporting   |         |      355,498
                ----------------------------------------------------------------
   Person With  |         |  10. SHARED DISPOSITIVE POWER
                |         |      962,289
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,317,787
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%



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14.      TYPE OF REPORTING PERSON REPORTING

         CO
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

CUSIP No. 048798-10-2                                          Page 3 of 7 Pages
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kimco Realty Services, Inc.

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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
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3.            SEC USE ONLY

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4.           SOURCE OF FUNDS

             WC, AF
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5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
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6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------- ------------------------------------------------------------
    Number of   |         |  7.  SOLE VOTING POWER
      Shares    |         |
                ----------------------------------------------------------------
   Beneficially |         |  8.  SHARED VOTING POWER
     Owned By   |         |      962,289
                ----------------------------------------------------------------
       Each     |         |  9.  SOLE DISPOSITIVE POWER
    Reporting   |         |
                ----------------------------------------------------------------
   Person With  |         |  10. SHARED DISPOSITIVE POWER
                |         |      962,289
--------------------------------------------------------------------------------
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             962,289
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             27.0%

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14.          TYPE OF REPORTING PERSON REPORTING

             CO
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

CUSIP No. 048798-10-2                                          Page 4 of 7 Pages
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1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Milton Cooper

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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
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3.            SEC USE ONLY

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4.           SOURCE OF FUNDS

             WC, AF
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5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
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6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------- ------------------------------------------------------------
    Number of   |         |  7.  SOLE VOTING POWER
      Shares    |         |      29,824
                ----------------------------------------------------------------
   Beneficially |         |  8.  SHARED VOTING POWER
     Owned By   |         |      3,127
                ----------------------------------------------------------------
       Each     |         |  9.  SOLE DISPOSITIVE POWER
    Reporting   |         |      28,824
                ----------------------------------------------------------------
   Person With  |         |  10. SHARED DISPOSITIVE POWER
                |         |      3,127
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             32,851
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .9%

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14.          TYPE OF REPORTING PERSON REPORTING

             IN
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




                  This Amendment No. 16 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, August 10, 2000,
August 23, 2000, August 9, 2001, January 31, 2003, August 3, 2004, February 24, 2005, March 28, 2005, May 13, 2005, June 16, 2005, and July 11, 2005 by Kimco,
Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services") (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

                  On August 5, 2005, Kimco and the Company entered into an amendment to the Indemnification Agreement dated as of March 28, 2005 (as amended on May 12, 2005, June 14, 2005 and July 11, 2005, the "Indemnification Agreement"), pursuant to which the Company agreed to extend the Exclusivity Period (as defined in the Schedule 13D) until August 26, 2005.

                  Kimco, Services and Milton Cooper each reserves the right, based on all relevant factors, and in each case subject to the provisions of the Standstill Agreement (as defined in the Schedule 13D), to acquire additional Shares, to dispose of all or a portion of its holdings of Shares, to modify, amend or rescind any proposals with respect to the Property (as defined in the Schedule 13D)(including the Proposal (as defined in the Schedule 13D)), to make any alternative proposals with respect to an acquisition of Shares or assets of the Company, a merger, a reorganization or any other extra-ordinary transaction involving the Company or its assets, or to change its intention with respect to any or all of the matters referred to in this Item 4.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The response to Item 4 is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

                  Exhibit 11.       Indemnification Agreement.

                                    SIGNATURE

             After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                 KIMCO REALTY CORPORATION



                                 By: /s/ Milton Cooper
                                    --------------------------------------------
                                 Name: Milton Cooper
                                 Title:   Chairman and Chief Executive Officer

                                 KIMCO REALTY SERVICES, INC.


                                 By: /s/ Milton Cooper
                                   ---------------------------------------------
                                 Name: Milton Cooper
                                 Title: President

                                 /s/ Milton Cooper
                                 -----------------------------------------------
                                 Milton Cooper
August 5, 2005

                                  Exhibit Index


Exhibit 11 Amendment dated as of August 5, 2005, by and among Atlantic Realty Trust and Kimco Realty Corporation to the Indemnification Agreement, dated as of March 28, 2005.